Metropolitan Life Insurance Company

[200 Park Avenue

New York, New York 10166]1

457(b) GOVERNMENTAL PLAN LOAN RIDER

This Rider forms a part of the Certificate or Contract to which it is attached (the “Certificate”) and is effective as of the Issue Date. In the case of a conflict with any provision in the Certificate, the provisions of this Rider will control. This Rider is irrevocable, and its provisions will remain as part of the Certificate until the earlier of the Annuity Date or the date the Certificate terminates.

This Rider amends the Certificate as follows:

The following is added to the Certificate: Loans are only permitted under governmental plans as defined in Code Section 457(e)(1)(A). Prior to the Annuity Date, You may borrow money under this Certificate from the Fixed Interest Account Balance only. The amount that You may borrow is determined based on Your entire 457(b) Account Balance as described below. Loans are only available before Income Payments begin. How much You can borrow, how quickly You must repay it and various other restrictions are subject to Federal income tax and Plan requirements, which may change from time to time. Our loan application will tell You about the restrictions that apply at the time You apply for a loan. Loans will not be allowed for terms of less than one year or more than five years (15 years for the purchase of a principal residence).

The fee for a Loan under Your Certificate is [$25.00 - $150.00].2

The total amount of loans outstanding at any time may not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance of all loans from all retirement plans of the employer during the 1-year period ending on the day before the date of the loan over the outstanding balance of loans on the date on which such loan is made); or 50% of Your verified amounts. However, to the extent permitted by law, we may permit loans not to exceed 80% if Your verified amounts are less than $12,500 or not to exceed $10,000 if Your verified amounts are between $12,500 and $20,000). We do not permit loans under $1,000.

[We will charge You interest on the amount You borrow at an adjustable loan interest rate based on Moody’s Corporate Bond Index Average (“Moody’s”). The adjustable loan interest rate will be declared each calendar quarter (January 1, April 1, etc.), based on Moody’s, determined as of two months prior to the effective date of the declared loan interest rate.] 3

[The loan interest rate in effect for the calendar quarter during which the loan is processed, will be charged until the following July 1, when the rate will be reset for the next twelve months. Thereafter, the loan interest rate for existing loans will be reset each July 1, regardless of the date You make the loan.] 4

When we make Your loan, Your Certificate’s Account Balance will not be reduced. Instead, the portion of Your Fixed Interest Account Balance (determined on a first-in, first-out basis) from Account Balance deposits first and then interest on such deposits equal to the outstanding loan will no longer earn the declared interest rates, but instead will earn [2%]5 less than the rate we charge on the loan.

The loan must be repaid at least [quarterly]6 in substantially level payments of principal and interest.

If You fail to pay a loan repayment when it is due and after a grace period Your entire outstanding loan balance will be considered in default, then we will treat Your entire outstanding loan balance as a taxable distribution to You for the calendar year during which a default occurs. We will withdraw the defaulted loan amount (including any accrued or unpaid interest), to the extent permitted under Federal Income Tax, from Your Account Balance. Withdrawal charges may apply. If we cannot withdraw the defaulted loan amount because of Code restrictions, the loan amount will continue to accrue additional interest until the withdrawal can be made.

Any default that is reported as a taxable distribution may be subject to an additional tax penalty for withdrawals before age 59 1⁄2.

Notwithstanding anything in this Rider to the contrary, the terms of the loan are governed by Section 72(p) of the Code and any rules and regulations issued thereunder.

G-ML-7-2 (03/23)

[Only [one] loan[s] may be outstanding on Your Certificate at any time, unless we agree to allow more than [one] loan[s]]7.

[We reserve the right to delay allowing any loan for up to [six] months. We do not intend to do this except in an extreme emergency.]8

Metropolitan Life Insurance Company has caused this Rider to be signed by its [Sr. Vice-President & Secretary]9.

[Timothy Ring

Sr. Vice-President & Secretary]9

G-ML-7-2 (03/23)